UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number:  0-18832

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)

FIRST FINANCIAL SERVICE CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

2323 Ring Road, Elizabethtown, Kentucky 42701
  (Address of principal executive offices)

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
December 31, 2010 and 2009

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS
December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
First Financial Service Corporation
401(k)/Employee Stock Ownership Plan
Elizabethtown, Kentucky

We have audited the accompanying statements of net assets available for benefits of First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP

South Bend, Indiana
June 28, 2011

1.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

ASSETS
Investments, at fair value (Note 3):
First Financial Service Corporation common stock	$963,064	$1,858,849
Mutual funds	11,535,538	9,737,131
Money market deposit accounts	44,760	67,126
Self directed investments	73,436	69,435
Total Investments	12,616,798	11,732,541
Receivables:
Notes receivable from participants	374,026	355,915
Total Receivables	374,026	355,915

Total Assets	12,990,824	12,088,456

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$12,990,824	$12,088,456

See accompanying notes to financial statements.
2.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2010

2010
Additions to net assets attributed to:
Investment income, excluding net depreciation: (Note 3)
Dividends	$179,663
Interest income on notes receivable from participants	19,348
Contributions:
Employer	533,436
Employee, before and after tax	631,724
Rollovers	5,000

Total additions	1,369,171

Deductions from net assets attributed to:
Distributions	334,253
Administrative expenses	8,638
Net depreciation in fair value of investments	123,912

Total deductions	466,803

Net increase	902,368

Net assets available for benefits, beginning of year	12,088,456

End of year	$12,990,824

See accompanying notes to financial statements.

3.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - PLAN DESCRIPTION

The following brief description of the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.  The sponsor of the Plan is First Financial Service Corporation (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering substantially all employees of First Financial Service Corporation, a bank holding company and its subsidiaries, which include First Federal Savings Bank, First Service Corporation of Elizabethtown, Heritage Properties, LLC and First Federal Office Park, LLC (collectively the “Company”).

Employees of the Company are eligible for participation in the Plan upon the completion of at least 1,000 hours of service in one full year.  The employee becomes a participant on the first day of the month following fulfillment of this requirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and a 401(k) portion.  The Company makes contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Contributions:  Participants may contribute up to 50% of their compensation up to the maximum amount allowed by the IRS through regular payroll deductions under the 401(k) provisions of the Plan.  Participants may also make contributions after taxes are withheld.  The employer matches 100% of the employee contributions up to 6% of the employee’s compensation.  If the employee does not contribute at least 2% of their compensation, then the employer makes a minimum contribution of 2% of the employee’s compensation. Employer contributions under the ESOP are at the discretion of the Employer’s Board of Directors.  For 2010 and 2009, the Board of Directors decided not to make an ESOP contribution to the Plan.  To be eligible to receive an Employer contribution, a participant must work 1,000 hours in the plan year.   Contributions are allocated based on the participant’s allocable share of the Company contribution, which is based on compensation.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of the Employer contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  All participants are eligible to diversify their Employer ESOP contributions immediately.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in the Employer’s ESOP contributions, their voluntary contributions and the matching contributions plus actual earnings thereon.

Payment of Benefits: Upon retirement, permanent disability or death, a participant or his or her designated beneficiary may elect to receive the amount credited to his or her account in a lump-sum distribution, or in equal installments over a period not exceeding the life expectancy of the participant.  If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant’s consent.

(Continued)

4.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - PLAN DESCRIPTION (Continued)

Investment Options:  Each participant may direct their contributions and the Company’s matching contribution to any of the investment options available under the Plan, including the Company’s common stock.  Employer ESOP contributions are non-participant directed and are made in the form of First Financial Service Corporation common stock.

Effective January 1, 2007, the Plan was amended to allow transfers out of the First Financial Service Corporation common stock for all types of contribution accounts which hold Qualifying Employer Securities—including the ESOP Contribution Account.  This rule applies to all participants for their entire account invested in Employer Stock, and to any beneficiary who has an account under the Plan and is entitled to exercise the rights of a participant.  If the participant elects to transfer some or all of their (or the participant’s) account out of First Financial Service Corporation common stock, they or (the participant) can then direct the investment of that amount into other investment options offered by the Plan.

Voting Rights:  While the Plan entitles its trustee to vote Company shares held by the Plan, the Company currently permits participants to vote Company shares allocated to their account.  Participants are notified by the trustee prior to the time such votes are to be executed.

Notes Receivable from Participants:  Participants may borrow up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Plan.  Principal and interest are paid through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments:  The Plan provides for certain investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.  The Plan has an investment in First Financial Service Corporation common stock amounting to $963,064 and $1,858,849 as of December 31, 2010 and 2009.  This amount represents 7% and 15% of net assets available for benefits as of December 31, 2010 and 2009.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.  Reclassifications had no affect on prior net assets available for benefits.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

(Continued)

5.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:

In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively.  Early application is permitted.  The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $355,915 on the statement of net assets available for benefits as of December 31, 2009.  Adoption had no effect on the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

6.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  The fair values of common stock, including First Financial Service Corporation common stock, are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Money market deposit accounts:  Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions, even though net asset values per share may fluctuate from the $1.00 targeted redemption price.  The Plan’s investments in money market deposit accounts occasionally exceed federally insured balances.

Savings deposit accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)
7.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments:
First Financial Service Corporation common stock	$963,064	$-	$-
Mutual funds:
Growth	5,164,390	-
Growth and income	2,504,707	-	-
Equity and income	899,860	-	-
Bond	921,017	-	-
Money market	2,045,564	-	-
Money market deposit accounts	-	44,760	-
Other short-term investments:
Common stock	7,843	-	-
Money market deposit accounts	-	65,593	-

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments:
First Financial Service Corporation common stock	$1,858,849	$-	$-
Mutual funds:
Growth	4,155,000	-	-
Growth and income	2,161,760	-	-
Equity and income	735,895	-	-
Bond	731,473	-	-
Money market	1,953,003	-	-
Money market deposit accounts	-	67,126	-
Other short-term investments:
Common stock	6,736	-	-
Savings deposit accounts	-	1,876	-
Money market deposit accounts	-	60,823	-

(Continued)
8.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	2010	2009
Investments at fair value:
First Financial Service Corporation common stock	$963,064	$1,858,849
Mutual funds:
American Capital Income Builder, Inc. R3	832,565	689,659
American Capital World Growth and Income R3	924,959	908,596
American Smallcap World Fund R3	1,338,774	1,059,703
Ivy Global Natural Resources Fund A	753,690	692,921
*Pimco Pacific Investment Total Return Fund A	673,383	526,135
Vanguard Index Trust-500 Portfolio	873,077	698,963
American Money Market Fund R3	2,045,564	1,953,003

*	As of December 31, 2009, the Plan’s position in the Pimco Pacific Investment Total Return Fund A was not 5% or more of the Plan’s net assets available for benefits.

During the year ended December 31, 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

First Financial Service Corporation common stock	$(1,078,878)
Mutual funds	954,966

Net depreciation	$(123,912)

Dividends and interest reported by the trustee for the year ended December 31, 2010 were $199,011.

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 24, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Management believes the Plan is qualified under the appropriated requirements of the Internal Revenue Code.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

(Continued)

9.

FIRST FINANCIAL SERVICE CORPORATION
401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Professional fees of approximately $8,638 were paid for the administration of the Plan by the Plan for the year ended December 31, 2010. McCready and Keene, Inc. is the record keeper of the plan and is considered a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

The Plan has an investment in First Financial Service Corporation common stock amounting to $963,064 and $1,858,849 as of December 31, 2010 and 2009. The Plan held 236,625 and 205,171 shares of First Financial Service Corporation common stock at December 31, 2010 and 2009, and recognized dividend income of $0 during 2010 from its investments in the Employer common stock.

(Continued)

10.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2010

Name of Plan Sponsor: First Financial Service
CorporationEmployer Identification Number: 61-1168311
Three-digit Plan Number: 003

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost	Current Value

*	First Financial Service Corporation	Common Stock	#	$963,064

	American Funds	AMCAP Fund, Inc. R3	#	535,015
	American Funds	Capital Income Builder, Inc. R3	#	832,565
	American Funds	Capital World Growth and Income R3	#	924,959
	American Funds	Europacific Growth Fund R3	#	280,581
	American Funds	New Economy Fund R3	#	280,013
	American Funds	New Perspective Fund R3	#	591,690
	American Funds	New World Fund R3	#	508,130
	American Funds	Smallcap World Fund R3	#	1,338,774
	American Funds	Washington Mutual Investors R3	#	374,605
	American Funds	Income Fund of America R3	#	67,295
	American Funds	Investment Company of America R3	#	332,066
	American Funds	Money Market R3	#	2,045,564
	Pimco Funds	Global Bond A	#	247,634
	Pimco Funds	Pacific Investment Total Return Fund A	#	673,383
	Vanguard Funds	Indexed Small Cap	#	620,512
	Vanguard Funds	Index Trust-500 Portfolio	#	873,077
	Vanguard Funds	Total Intl Stock Index Portfolio	#	255,985

	Total Mutual Funds			11,535,538

	Bank USA	Institutional Money Market	#	61
	Bank USA	Money Market	#	44,699

	Total Money Market			44,760

	Ameritrade	Self Directed Brokerage	#	73,436

*	Notes receivable from participants	Participant Loans with interest rates ranging from 4.25% - 9.25%	#	374,026

	Total			$12,990,824

* Represents parties-in-interest
# Investment is participant directed therefore historical cost is not included.

11.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
FORM 11-K
DECEMBER 31, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 28, 2011	By:	/s/ Gregory S. Schreacke
Gregory S. Schreacke
President &
Chief Financial Officer
First Financial Service Corporation

12.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Crowe Horwath LLP, an independent registered public accounting firm (filed herewith).

13.